

**Michael Jacobson**
Thu 9/23/2021 11:59 AM

To: Timothy Bartzos

Tim!!! Hey man, I'm running out of videos to edit soon enough which means I'm gonna be able to come back to the office and harass you. hahaha. But for now, I know you mentioned once we are up and running with our campaign for Ramshackle that I tell you. I'm leaving you the link. Everything is on there. I'm also leaving a required message we leave after every post because it also pertains to what stage we're in right now. Basically in a nutshell, until we reach $50,000, no money can be accepted. We need to prove to Wefunder that we can even get that much attention first. But anyways, I'll drop you a line next week so we can set up another shooting day. Thank you always for being so supportive and kind to me. I'll talk to you soon man.

Mike

www.wefunder.com/last.straw.films



**Invest in Ramshackle: What are those crazy local car salesmen doing when the cameras are off? | Wefunder**

www.wefunder.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

# Ramshackle Crowdfunding Link



Michael Jacobson
Thu 9/30/2021 2:37 PM

To: John Scura

   

Hey John. Here is the crowdfunding link for our live campaign! If anyone you know is interested, EVERYTHING is listed on the page. Who we are, what the movie is, investment returns and perks. Thank you so much for even looking at it. www.wefunder.com/last.straw.films They make us attach this legal statement at the end every time I share it. It basically is saying until we reach the 50,000 no money can be taken by us and if it's not met, all investments will be returned. Thank you so much for looking at this man! I'll send you some ideas for E3 asap.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Ramshackle: What are those crazy local car salesmen doing when the cameras are off? | Wefunder

www.wefunder.com



THE TIME IS NOW


 **laststrawfilms** Ramshackle Has Gone Full Throttle!

THE TIME IS NOW! We are thrilled to announce that, with all of your relentless help and support, Last Straw Films is officially launching our equity crowdfunding campaign! ! Know anyone that might be interested in investing in a bold and unique indie film? Tell 'em to check out our page on WeFunder.com for more details about the film and this exciting investment opportunity! Link is in our bio!

Legal jargon in 3...2...1:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#filmmaking #Ramshackle #film #filmmaker #cinematography #cinema #director #movies #movie #cinematographer #filmmakers #behindthescenes #featurefilm #actor #filmproduction #films #videography #indiefilm #videoproduction #cinematic #hollywood #filming #filmfestival #bts #videographer #bhfyp

11w

 **d_rockafella** @samcarter_nj                              ♡
11w  1 like  Reply

 **zeekyparis**                           ♡
10w  1 like  Reply  ...

♡  ○  ▽                                                          🔖

**451 views**
SEPTEMBER 20

 Add a comment...                                      Post



**laststrawfilms** Thanks for helping us take a big bite out of this challenge with your generosity and support! Keep spreading and sharing. We're all doing great! Teamwork baby!

Legal Mumbo Jumbo:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. #wefunder #crowdfunding #jurassicpark #indiefilm #ramshackle #laststrawfilms #movies #filmmaking #stevenspielberg

10w

**davidcapparelli** That's even more terrifying than the actual original

10w   2 likes   Reply



$50,000

169 views
SEPTEMBER 23

Add a comment...                                    Post







brownie bites 4 for $1
cookies 3 for $1
loaf cake .50¢ slice
Bake Sale

laststrawfilms • Following

**laststrawfilms** Got a sweet tooth? Well come on down to the Ramshackle bake sale and invest today!

Link in bio.

#fundraising #sweettooth #filminvestment #filmmaking #movies #indiefilm #hollywood #featurefilm #actor

Legal jargon in 3...2...1:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

10w

Liked by **merritt_reid** and **54 others**

SEPTEMBER 25

Add a comment... Post



JACQUELINE RODRIGUEZ
MARIN CONTINI




**laststrawfilms** A Big Special Thank You From Last Straw Films!

Keep spreading the word about us like a bad rash that won't quit! There's not enough ointment in the world to put a stop to us from growing and it's all because of YOU! Share the link in our bio with anyone you know. We're making phenomenal progress and we couldn't be more excited to share this experience with all of you.

Robot voicemail in 3...2...1..
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #featurefilm #indiefilm #Ramshackle #Alien #Dance #Celebrate #Dreamchaser #Victory #Support #Electricswing #Movies #Invest #Carsalesman

8w



**laststrawfilms** @alboehm922 @marinanneanne @jacky23rg @whittensavannah @karagirl109 @laura.nicole.cap @davidcapparelli @katecontini @lin_marieee @kevin0gden

8w   1 like   Reply



**katecontini** @mcontini7 loves ramshackle

8w   1 like   Reply



**laststrawfilms** @courtneydevonncolour @adamssourpickle @mike_ruggiero31 @mike_clarke34 @bisgaardtracy @dougmarin0 @samonnnntha @nicvignali @stephenmiedowicz

8w   1 like   Reply



**laststrawfilms** @lmeadows_ @kb_fishing @karensobo @tony_hart8 @neev159 @d_rockafella @nroney22 @candidcam_ @joegonzalez18

8w   2 likes   Reply



**davidcapparelli** I want my money back.

8w   1 like   Reply



**laststrawfilms** @dcogden423 @ellenboscov @j_ramirez_99

♡  ◯  ▽                                                                    🔖

**296 views**
OCTOBER 9

☺  Add a comment...                                                        Post

 laststrawfilms · Following                                    ...

 **laststrawfilms** Dancing Our Way To The Top!

Through all of your help and support we are getting closer to our fundraising goal every day! If you havent already, check out our film fundraiser page for our first feature film Ramshackle! Link in our bio.

Legal jargon in 3..2..1
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#movie #movies #hollywood #moviescenes #filmmaking #filmproduction #cinema #indiefilm #film #love #dancing #joker #movienight #fineyoungcannibals #actor #celebrity #behindthescenes

7w



                                      

**244 views**
OCTOBER 17

 Add a comment...                                    Post



Take a chance on
Ramshackle

laststrawfilms · Following

laststrawfilms Love crypto ? How about wheel of fortune at Caesar's? Take a chance on Ramshackle! Check out the link in bio and spread the word to help make dreams a reality!

Robot voicemail in 3...2...1..
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #featurefilm #indiefilm #Ramshackle #Alien #Gambling #Celebrate #Dreamchaser #Victory #Support #Electricswing #Movies #Invest #Carsalesman #filmfunding #passion #angelinvestors #financing #acting #filmmaking #desire #faith #investment

5w



francinemj 🔥🔥

5w Reply







Liked by jmastr0___ and 48 others

OCTOBER 26



Add a comment...

Post



**laststrawfilms** SURVEY SAYS .... RAMSHACKLE

🎉 Ramshackle surpasses 50K 🎉

The only way to discover the limits of the possible is to go beyond them into the realm of the impossible

Robot voicemail in 3...2...1..
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #featurefilm #indiefilm #Ramshackle #Gambling #Celebrate #Dreamchaser #Victory #Support #Electricswing #Movies #Invest #Carsalesman #filmfunding #passion #angelinvestors #financing #acting #filmmaking #desire #faith #investment #familyfeud #steveharvey #donate #money #cryptocurrency #doge

2w

**zeekyparis**

2w 1 like Reply

⎯ View replies (1)

**zeekyparis** Making it happen

2w 1 like Reply

**ellenboscov**

2w 1 like Reply

⎯ View replies (2)

**lmeadows_** Way to go!!

2w 1 like Reply

245 views

NOVEMBER 18

 Add a comment...
Post



**Last Straw Films**
November 18 at 1:10 PM · 🌐

SURVEY SAYS ..... RAMSHACKLE

🎉 Ramshackle has surpassed 50K 🎉

The only way to discover the limits of the possible is go beyond them into the realm of the impossible

Robot voicemail in 3...2...1..
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #featurefilm #indiefilm #Ramshackle #Gambling #Celebrate #Dreamchaser #Victory #Support #Electricswing #Movies #Invest #Carsalesman #filmfunding #passion #angelinvestors #financing #acting #filmmaking #desire #faith #investment #familyfeud #steveharvey #50 #donate #celebration #money #winner #cryptocurrency #doge



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Last Straw Films
October 26 ·

Love crypto ? How about wheel of fortune at Caesar's? Take a chance on Ramshackle! Check out the link in bio and spread the word to help make dreams a reality!

Robot voicemail in 3...2...1..
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #featurefilm #indiefilm #Ramshackle #Alien #Gambling #Celebrate #Dreamchaser #Victory #Support #Electricswing #Movies #Invest #Carsalesman #filmfunding #passion #angelinvestors #financing #acting #filmmaking #desire #faith #investment


Take a chance on
Ramshackle

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Last Straw Films

October 17 ·

Dancing our way to the TOP! Through all of your help and support we are getting closer to our fundraising goal every day! If you haven't already, check out our film fundraiser page for our first feature film Ramshackle! Link in our bio.

Legal jargon in 3..2..1
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#movies #movienight #hollywood #moviescenes #filmmaking #filmproduction #cinema #indiefilm #film #love #dancing #dance #Joker #FineYoungCannibals #actor #celebrities #behindthescenes







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**Last Straw Films**
October 9 · 🌐

A Big Special Thanks From Last Straw Films!

Keep spreading the word about us like a bad rash that won't quit! There's not enough ointment in the world to put a stop to us from growing and it's all because of YOU! We're making phenomenal progress and we couldn't be more excited to share this experience with all of you.

Robot voicemail in 3...2...1..
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#Crowdfunding #featurefilm #indiefilm #Ramshackle #Alien #Dance #Celebrate #Dreamchaser #Victory #Support #Electricswing #Movies #Invest #Carsalesman

Melissa Lynn, Al Raite and 6 others          1 Comment  2 Shares

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**Last Straw Films**
September 25 · 🌐

Got a sweet tooth? Well come on down to the Ramshackle bake sale and invest today!

Link in bio.

#fundraising #sweettooth #filminvestment #filmmaking #movies #indiefilm #hollywood #featurefilm #actor

Legal jargon in 3...2...1:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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 Al Raite, Matt Bielasiak and 4 others          1 Share

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**Last Straw Films**
September 23 ·

Thanks for helping us take a big bite out of this challenge with your generosity and support! Keep spreading and sharing. We're all doing great! Teamwork baby!

Legal Mumbo Jumbo:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
#wefunder #crowdfunding #jurassicpark #indiefilm #ramshackle #laststrawfilms #movies #filmmaking





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**Last Straw Films**
September 20 · 🌐

Ramshackle Has Gone Full Throttle! THE TIME IS NOW! We are thrilled to announce that, with all of your relentless help and support, Last Straw Films is officially launching our equity crowdfunding campaign! Know anyone that might be interested in investing in a bold and unique indie film? Tell em' to check out our page on www.wefunder.com/last.straw.films for more details about the film and this exciting investment opportunity!

Legal jargon coming in hot and heavy in 3...2...1...Go!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#filmmaking #ramshackle #Film #filmmaker #cinematography #carcommercial #movies #cinema #director #filmmakers #behindthescenes #filmproduction #videography #indiefilm #featurefilm #videoproduction #cinematic #hollywood #filmfestival #BTS #videographer #bhfyp



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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.